

August 21, 2019

Bradley Yourist
Chief Executive Officer
Imaging3, Inc.
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024

> **Re: Imaging3, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 25, 2019**
> **File No. 333-232828**

Dear Mr. Yourist:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 25, 2019

General

1. Please clarify whether the 73,130,731 shares of common stock being registered for resale relate only to the convertible promissory note in the principal amount of $600,000 issued to Auctus on May 31, 2019, or include shares of common stock underlying additional tranches to be funded by Auctus pursuant to the Securities Purchase Agreement. In this regard, we note your prospectus cover page references a "certain Convertible Promissory Note," but your filing and registration fee table contain various references to "Notes" and your disclosure on page 31 states that your offering includes shares of common stock "committed to be purchased under the Securities Purchase Agreement." To the extent you are registering shares underlying promissory notes not yet issued, please provide us your legal analysis explaining why you are able to register the resale of shares underlying such

promissory notes given that you have not yet issued them.   Refer to Securities Act Sections Compliance & Disclosure Interpretation 134.01 for guidance.

2.      Please revise your filing to clarify your current business operations, including the products you currently manufacture and/or sell, as opposed to business activities planned for the future but not yet in effect.  With respect to planned business activities, please discuss in more detail your plan of operation for the next twelve months, indicating the timing, material costs and source of funds for such plans.  For example, please describe the current status of the Coachillin project plan and expected timeline for its development, including any related costs to you.  To the extent you are not engaged in a particular line of business, please eliminate any potentially unclear inferences to such business and operations.  In this regard, we note you include disclosure regarding your medical device company.

3.      Please revise to clarify why you believe the products you manufacture and distribute are not subject to the Controlled Substances Act of 1970.  For example, if the products you manufacture and distribute all contain less than 0.3% THC content, please so state.  In this regard, we note you manufacture THC honey oil, THC distillate, marijuana cigarettes and edibles, among others, and distribute cannabis flowers and trim.

4.      Please explain your relationship with Kali Kanna Distribution, Kali Kanna Farms and High Voltage Distribution.  In this regard, we note Exhibit 10.8 indicates that you are doing business as Kali Kanna Distribution, Kali Kanna Farm and High Voltage Distribution.

Industry Overview, page 5

5.      Please provide support for the industry statistics included throughout your prospectust.

Marketing and Sales , page 8

6.      We note you state that you maintain an online platform for customers to purchase your products.  Please disclose the website for and products currently offered on the platform. In addition, please disclose how you ensure that the distribution of your products is limited to the state of California.  In this regard, we note your disclosure on page 4 that the Company is focused on manufacturing and distributing legal cannabis products in California.

Government Approvals and Regulations, page 9

7.      Please expand your disclosure to discuss any requirement for FDA approval of your products and the status of your products in such approval process.  We note that the FDA website indicates that the Federal Food, Drug, and Cosmetic Act defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease, and, by way of example, explains that claims a product will ease pain are drug claims.  We further note you issued a press release on August 5, 2019 stating that your vaporization cartridge line "includes a

formulated CBD heavy 3:1 vaporization cartridge for customers that need pain relief."

8.      We note you disclose you intend on building out your real property into a distribution, manufacturing and high-tech cultivation facility to further your goal of becoming a seed to sale, fully vertically integrated cannabis and CBD product company, with a multi-tiered canopy and adjoining tissue culture room.  Please discuss the potential impact of federal and state laws related to your proposed cultivation of cannabis and CBD product.

Risk Factors
Our business is dependent on laws pertaining to the cannabis industry, page 18

9.      Please update your disclosure regarding the Cole Memorandum to reflect the latest guidance issued by the Department of Justice to federal prosecutors on January 4, 2018 regarding marijuana enforcement.

Selling Security Holder, page 31

10.     Revise your disclosure to explain how you determined the number of common shares to be registered underlying the convertible promissory notes referred to in your filing.

11.     Please expand your description of the May 2019 Offering to discuss the right of first refusal granted to Auctus in the Securities Purchase Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 39

12.     We note that you were in default under the terms of convertible promissory notes issued in 2015 and 2016 along with a promissory note issued in 2018.  Describe the steps you are taking to address these defaults and explain the reasonably likely impact on your financial condition and operating performance.  See section IV.C. of SEC Release No. 33-8350 for additional guidance.

Directors, Executive Officers and Key Employees, page 51

13.     Please revise the biographical sketches for your executive officers and director to disclose each person's principal occupation and employment during the most recent five years, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment were carried on.  In this regard, we note that the dates for Mr. Bradley Yourist's employment with his own law firm and Grapefruit Boulevard Investments, Inc., and the date for Mr. Daniel Yourist's employment with Grapefruit and his experience prior to joining Grapefruit, are not disclosed.  Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management , page 57

14.     We note that your two executive officers, Messrs. Bradley Yourist and David Yourist, own 56.5% of your outstanding common stock.  Please include a risk factor discussing management's control of the company and any related conflicts of interest.

Financial Statements, page F-1

15.     Revise your registration statement to provide predecessor financial statements for Grapefruit Boulevard Investments, Inc. along with pro forma financial information giving effect to the reverse acquisition. In addition, revise management's discussion and analysis to discuss the predecessor's historical operating results for each period presented.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Natural Resources

cc:     Joseph Lucosky